CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
August 11, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	Cumulus Media Inc. Form 10-K for fiscal year ended December 31, 2008 Filed March 16, 2009 And Documents Incorporated by Reference File No. 000-24525
Dear Mr. Spirgel:
          On behalf of Cumulus Media Inc. (the “Company”), please find below a response to the supplemental comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed to representatives of the Company in a telephonic conversation on August 6, 2009, concerning the above-referenced Form 10-K (the “10-K”).
          Specifically, pursuant to our telephonic conversation, we confirm that in future periods we will only perform step 2 of the goodwill impairment test when the carrying value of a reporting unit exceeds its fair value, as stated in paragraph 19 of SFAS 142.
* * * * *
          The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Larry Spirgel
August 11, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (404) 260-6671 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ J. P. Hannan
J. P. Hannan
Vice President and Interim Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.

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